Exhibit 99.2

Select Income REIT
First Quarter 2014
Supplemental Operating and Financial Data


SIR
LISTED
NYSE

All amounts in this report are unaudited.

1415 West Diehl Road, Naperville, IL
Square Feet: 819,513
Tenant: Tellabs, Inc.

TABLE OF CONTENTS


SIR

	PAGE/EXHIBIT
CORPORATE INFORMATION	
Company Profile	6
Investor Information	7
Research Coverage	8
FINANCIAL INFORMATION	
Key Financial Data	10
Condensed Consolidated Balance Sheets	12
Condensed Consolidated Statements of Income	13
Condensed Consolidated Statements of Cash Flows	14
Debt Summary	15
Debt Maturity Schedule	16
Leverage and Coverage Ratios	17
Capital Expenditures Summary	18
Acquisitions Information Since 1/1/2014	19
PORTFOLIO INFORMATION	
Portfolio Summary by Property Type	21
Same Property Results of Operations by Property Type	22
Leasing Summary	23
Occupancy and Leasing Analysis by Property Type	24
Tenants Representing 1% or More of Total Annualized Revenues	25
Three Year Lease Expiration Schedule by Property Type	26
Portfolio Lease Expiration Schedule	27
Hawaii Land Rent Reset Summary	28
EXHIBITS	
Calculation of Property Net Operating Income (NOI)	A
Calculation of EBITDA and Adjusted EBITDA	B
Calculation of Funds from Operations (FFO) and Normalized FFO	C
Property Detail	D


SIR

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE” OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, EXTEND OR RENEW THEIR LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,
- OUR ACQUISITIONS OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- THE CREDIT QUALITIES OF OUR TENANTS, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- CHANGES TO OUR BUSINESS, OPERATIONS, CAPITAL STRUCTURE, STRATEGY OR MANAGEMENT THAT MAY OCCUR AS A RESULT OF THE RECENT REMOVAL OF THE BOARD OF TRUSTEES OF COMMONWEALTH REIT, OR CWH, WITHOUT CAUSE, IN LIGHT OF CWH’S SUBSTANTIAL EQUITY OWNERSHIP INTEREST IN US,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, CWH, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AFFILIATES INSURANCE COMPANY, OR AIC, AND THEIR RELATED PERSONS AND ENTITIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- A MAJORITY OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON FAIR MARKET VALUES. THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA PRESENTATION REFLECTS THAT REVENUES FROM OUR PROPERTIES IN HAWAII HAVE GENERALLY INCREASED DURING OUR AND CWH'S PRIOR OWNERSHIP AS THE LEASES FOR THOSE PROPERTIES HAVE BEEN RESET OR RENEWED. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS, AND FUTURE RESET RENTS COULD DECREASE,
- WE MAY NOT SUCCEED IN DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE THE SECURITY OF OUR REVENUES OR OUR OPERATING PERFORMANCE,
- OUR INTENTION TO REDEVELOP CERTAIN OF OUR HAWAII PROPERTIES MAY NOT BE REALIZED OR BE SUCCESSFUL,
- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE UNITED STATES MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE REMAINS OR BECOMES FURTHER DEPRESSED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,
- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY MAY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES, OR BECAUSE THOSE PROPERTIES MAY BE OF STRATEGIC IMPORTANCE TO THEM, MAY NOT BE REALIZED,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AGREEMENT AND OUR TERM LOAN AGREEMENT IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE MAY EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN CONDITIONS AND PAYMENT OF A FEE. WE CAN PROVIDE NO ASSURANCE THAT THE APPLICABLE CONDITIONS WILL BE MET,
- CWH HAS RECENTLY EXPERIENCED A CHANGE OF CONTROL. CWH IS OUR LARGEST SHAREHOLDER. CWH MAY TAKE ACTIONS WHICH COULD CAUSE US TO CHANGE OUR BUSINESS PLANS AND POLICIES,
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, AIC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE, AND
- THE MARGIN USED TO DETERMINE THE INTEREST RATE AND THE FACILITY FEE WE PAY ON OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS BASED ON OUR DEBT LEVERAGE RATIO OR ON OUR CREDIT RATINGS. FUTURE INCREASES IN OUR DEBT LEVERAGE RATIO MAY CAUSE THE INTEREST WE PAY TO INCREASE. WE DO NOT CURRENTLY HAVE ANY CREDIT RATINGS; THERE CAN BE NO ASSURANCES THAT WE WILL OBTAIN CREDIT RATINGS IN THE FUTURE OR WHAT THOSE RATINGS MAY BE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



COMPANY PROFILE


SIR

The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns and invests in lands and properties that are primarily net leased to single tenants. As of March 31, 2014, we owned 48 properties (278 buildings, leasable land parcels and easements) with approximately 26.1 million rentable square feet, including 11 properties (229 buildings, leasable land parcels and easements) with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii.

Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,200 properties located in 47 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 850 employees in its headquarters and regional offices located throughout the U.S and one affiliated office in Australia. In addition to managing SIR, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties and owns 44.1% of our common shares, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23.0 billion as of March 31, 2014. We believe that being managed by RMR is a competitive advantage for SIR because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbol:

Common Shares – SIR

Portfolio Data (as of 3/31/2014):

Total properties	48
Total sq. ft. (000s)	26,053
Percent leased	95.7%


SIR

INVESTOR INFORMATION

Board of Trustees

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo, Treasurer and Chief Financial Officer, at (617) 796-8303 or jpopeo@sirreit.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President, Investor Relations, at (617) 796-8320 or tbonang@sirreit.com or Jason Fredette, Director, Investor Relations at (617) 796-8320 or jfredette@sirreit.com.


SIR

RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(646) 855-5808
james.feldman@baml.com

MLV & Co.
Jonathan Petersen
(646) 556-9185
jpetersen@mlvco.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

RBC Capital Markets
Rich Moore
(440) 715-2646
rich.moore@rbccm.com

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516
brendan.maiorana@wellsfargo.com

SIR is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts.

440 North Fairway Drive, Vernon Hills, IL
Square Feet: 99,579
Tenant: Baxter International, Inc.

FINANCIAL INFORMATION




SIR

KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	49,868	49,830	49,830	39,293	39,283
Weighted average common shares outstanding [1]	49,841	49,830	49,686	39,288	39,283
Common Share Data:					
Price at end of period	$ 30.27	$ 26.74	$ 25.80	$ 28.04	$ 26.45
High during period	$ 30.52	$ 28.16	$ 28.24	$ 30.14	$ 28.13
Low during period	$ 26.26	$ 24.77	$ 23.79	$ 26.01	$ 24.58
Annualized dividends paid per share [2]	$ 1.84	$ 1.84	$ 1.76	$ 1.76	$ 1.68
Annualized dividend yield (at end of period) [2]	6.1%	6.9%	6.8%	6.3%	6.4%
Annualized Normalized FFO multiple (at end of period) [3]	10.4x	10.2x	9.7x	9.1x	8.7x
Annualized NOI / total market capitalization [4]	7.7%	8.5%	9.0%	8.6%	8.7%
Market Capitalization:					
Total debt (book value)	$ 714,232	$ 536,147	$ 457,309	$ 612,471	$ 615,616
Plus: market value of common shares (at end of period)	1,509,504	1,332,454	1,285,614	1,101,776	1,039,035
Total market capitalization	$ 2,223,736	$ 1,868,601	$ 1,742,923	$ 1,714,247	$ 1,654,651
Total debt / total market capitalization	32.1%	28.7%	26.2%	35.7%	37.2%
Book Capitalization:					
Total debt	$ 714,232	$ 536,147	$ 457,309	$ 612,471	$ 615,616
Plus: total shareholders' equity	1,201,988	1,198,691	1,197,526	911,924	906,225
Total book capitalization	$ 1,916,220	$ 1,734,838	$ 1,654,835	$ 1,524,395	$ 1,521,841
Total debt / total book capitalization	37.3%	30.9%	27.6%	40.2%	40.5%
Selected Balance Sheet Data:					
Total assets	$ 1,984,315	$ 1,801,859	$ 1,715,151	$ 1,580,773	$ 1,578,275
Total liabilities	$ 782,327	$ 603,168	$ 517,625	$ 668,849	$ 672,050
Gross book value of real estate assets [5]	$ 1,782,463	$ 1,782,309	$ 1,697,426	$ 1,551,617	$ 1,550,355
Total debt / gross book value of real estate [5]	40.1%	30.1%	26.9%	39.5%	39.7%

[1] Includes shares issued under our equity compensation plan, annual incentive management fees paid in shares and beginning in 2014, the portion of monthly business management fees paid in shares. In July 2013, we sold 10,500 of our common shares in a public offering.

[2] The amounts stated reflect the amounts paid during the period. In April 2014, we announced an increase in our regular quarterly dividend to $0.48 per common share ($1.92 per common share per year).

[3] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts. Adjustments were made to prior period amounts to conform to current period Normalized FFO calculation.

[4] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[5] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.


SIR

KEY FINANCIAL DATA (CONTINUED)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Selected Income Statement Data:					
Total revenues	$ 53,028	$ 49,933	$ 48,584	$ 45,946	$ 43,860
NOI [(1)]	$ 43,049	$ 39,723	$ 39,297	$ 36,935	$ 35,986
Adjusted EBITDA [(2)]	$ 40,175	$ 36,720	$ 36,522	$ 34,449	$ 33,696
NOI margin [(3)]	81.2%	79.6%	80.9%	80.4%	82.0%
Net income	$ 25,058	$ 24,079	$ 23,594	$ 22,787	$ 22,632
Normalized FFO [(4)]	$ 36,385	$ 32,660	$ 33,065	$ 30,434	$ 30,026
Common distributions paid [(5)]	$ 22,922	$ 22,922	$ 21,909	$ 17,284	$ 16,499
Per Share Data:					
Net income	$ 0.50	$ 0.48	$ 0.47	$ 0.58	$ 0.58
Normalized FFO [(4)]	$ 0.73	$ 0.66	$ 0.67	$ 0.77	$ 0.76
Common distributions paid [(5)]	$ 0.46	$ 0.46	$ 0.44	$ 0.44	$ 0.42
Normalized FFO payout ratio [(4)]	63.0%	70.2%	66.3%	56.8%	54.9%
Coverage Ratios:					
Adjusted EBITDA [(2)] / interest expense	12.0x	11.2x	11.3x	9.1x	9.7x
Total Debt / annualized Adjusted EBITDA [(2)]	4.4x	3.7x	3.1x	4.4x	4.6x

[(1)] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[(2)] See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount. Adjustments were made to prior period amounts to conform to current period Adjusted EBITDA calculation.

[(3)] NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[(4)] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to prior period amounts to conform to current period Normalized FFO calculation.

[(5)] The amounts stated reflect the amounts paid during the period. In April 2014, we announced an increase in our regular quarterly dividend to $0.48 per common share ($1.92 per common share per year).


SIR

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	March 31, 2014	December 31, 2013
ASSETS		
Real estate properties:		
Land	$ 732,509	$ 732,509
Buildings and improvements	914,092	913,948
	1,646,601	1,646,457
Accumulated depreciation	(73,112)	(67,223)
	1,573,489	1,579,234
Acquired real estate leases, net	125,530	129,426
Cash and cash equivalents	204,319	20,025
Restricted cash	42	42
Rents receivable, net of allowance for doubtful accounts of $1,107 and $936, respectively	58,462	55,335
Deferred leasing costs, net	5,717	5,599
Deferred financing costs, net	4,318	4,834
Other assets	12,438	7,364
Total assets	$ 1,984,315	$ 1,801,859
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 345,000	$ 159,000
Term loan	350,000	350,000
Mortgage notes payable	19,232	27,147
Accounts payable and accrued expenses	20,619	20,655
Assumed real estate lease obligations, net	26,239	26,966
Rents collected in advance	10,065	8,637
Security deposits	7,719	8,359
Due to related parties	3,453	2,404
Total liabilities	782,327	603,168
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value: 75,000,000 shares authorized, 49,867,924 and 49,829,541 shares issued and outstanding, respectively	499	498
Additional paid in capital	1,162,035	1,160,894
Cumulative net income	169,401	144,343
Cumulative other comprehensive loss	(6)	(25)
Cumulative common distributions	(129,941)	(107,019)
Total shareholders' equity	1,201,988	1,198,691
Total liabilities and shareholders' equity	$ 1,984,315	$ 1,801,859


SIR

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended March 31, 2014	2013
Revenues		
Rental income	$ 45,063	$ 37,458
Tenant reimbursements and other income	7,965	6,402
Total revenues	53,028	43,860
Expenses		
Real estate taxes	5,452	4,626
Other operating expenses	4,527	3,248
Depreciation and amortization	9,294	6,665
Acquisition related costs	238	533
General and administrative [(1)]	5,176	2,719
Total expenses	24,687	17,791
Operating income	28,341	26,069
Interest expense (including amortization of debt premiums and deferred financing fees of $405 and $336, respectively)	(3,358)	(3,473)
Gain on early extinguishment of debt	243	-
Income before income tax expense and equity in earnings (loss) of an investee	25,226	22,596
Income tax expense	(71)	(40)
Equity in earnings (loss) of an investee	(97)	76
Net income	$ 25,058	$ 22,632
Weighted average common shares outstanding	49,841	39,283
Net income per common share	$ 0.50	$ 0.58
Additional Data:		
General and administrative expenses / total revenues [(1)]	9.8%	6.2%
General and administrative expenses / total assets (at end of period) [(1)]	0.3%	0.2%
Non cash straight line rent adjustments [(2)]	$ 3,462	$ 2,622
Lease value amortization included in rental income [(2)]	$ 17	$ (270)
Lease termination fees included in rental income	$ -	$ -
Capitalized interest expense	$ -	$ -

(1) General and administrative expense includes estimated incentive fees under our business management agreement which are earned and payable in common shares after the end of each calendar year.

(2) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.


SIR

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Three Months Ended March 31, 2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 25,058	$ 22,632
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation	5,895	4,465
Net amortization of debt premiums and deferred financing fees	405	336
Amortization of acquired real estate leases	3,169	2,316
Amortization of deferred leasing costs	228	168
Provision for losses on rents receivable	171	(2)
Straight line rental income	(3,462)	(2,622)
Gain on early extinguishment of debt	(243)	-
Other non-cash expenses	2,399	352
Equity in earnings of equity investments	97	(76)
Change in assets and liabilities:		
Rents receivable	164	(3,124)
Deferred leasing costs	(345)	(219)
Other assets	(3,152)	(3,171)
Due from related parties	-	(49)
Accounts payable and accrued expenses	223	155
Rents collected in advance	1,428	(120)
Security deposits	(640)	254
Due to related parties	(99)	(166)
Cash provided by operating activities	31,296	21,129
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	(2,000)	(148,527)
Real estate improvements	(519)	(1,553)
Cash used in investing activities	(2,519)	(150,080)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common shares, net	-	(84)
Proceeds from borrowings	195,000	148,000
Repayments of borrowings	(16,561)	(5,057)
Deferred financing fees	-	(1,193)
Repayment of demand note	-	-
Distributions to common shareholders	(22,922)	(16,499)
Owner's net distributions	-	-
Cash provided by financing activities	155,517	125,167
Increase (decrease) in cash and cash equivalents	184,294	(3,784)
Cash and cash equivalents at beginning of period	20,025	20,373
Cash and cash equivalents at end of period	$ 204,319	$ 16,589
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 2,952	$ 2,892
Income taxes paid	$ (75)	$ 249


SIR

DEBT SUMMARY

(dollars in thousands)

	Coupon Rate [1]	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Debt as of March 31, 2014:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 130 bps) [4]	1.450%	1.450%	$ 345,000	3/11/2016	$ 345,000	1.9
Term loan (LIBOR + 155 bps) [5]	1.700%	1.700%	350,000	7/11/2017	350,000	3.3
Subtotal / weighted average floating rate debt	1.576%	1.576%	695,000		695,000	2.6
Secured Fixed Rate Debt:						
One property (2 buildings) in Carlsbad, CA	5.950%	4.200%	18,170	9/1/2017	17,314	3.4
Total / weighted average debt	1.687%	1.643%	$ 713,170		$ 712,314	2.6

[1] Reflects the interest rate stated in, or determined pursuant to, the contract terms.

[2] Includes the effect of mark to market accounting for our mortgage notes payable as of the date we assumed the mortgage debt. Excludes upfront transaction costs.

[3] Secured debt excludes unamortized premiums of $1,062; total debt outstanding as of March 31, 2014, including unamortized premiums, was $714,232.

[4] Represents amounts outstanding on our $750,000 revolving credit facility at March 31, 2014. Interest rate is as of March 31, 2014 and excludes the 30 bps annual facility fee. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

[5] Represents amounts outstanding on our $350,000 term loan at March 31, 2014. Interest rate is as of March 31, 2014.


SIR

DEBT MATURITY SCHEDULE

(dollars in thousands)

Scheduled Principal Payments As of March 31, 2014			
Year	Unsecured Floating Rate Debt	Secured Fixed Rate Debt [3]	Total [3]
4/1/2014 - 12/31/2014	$ -	$ 170	$ 170
2015	-	245	245
2016	345,000 [1]	257	345,257
2017	350,000 [2]	17,498	367,498
2018	-	-	-
Total	$ 695,000	$ 18,170	$ 713,170
Percent	97.5%	2.5%	100.0%

[1] Represents amounts outstanding on our $750,000 revolving credit facility at March 31, 2014. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

[2] Represents amounts outstanding on our $350,000 term loan at March 31, 2014. Our term loan is prepayable without penalty at any time.

[3] Secured debt excludes unamortized premiums of $1,062; total debt outstanding as of March 31, 2014, including unamortized premiums, was $714,232.

SIR

LEVERAGE AND COVERAGE RATIOS

(dollars in thousands)

	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Leverage Ratios:					
Total debt / total market capitalization	32.1%	28.7%	26.2%	35.7%	37.2%
Total debt / total book capitalization	37.3%	30.9%	27.6%	40.2%	40.5%
Total debt / gross book value of real estate assets [1]	40.1%	30.1%	26.9%	39.5%	39.7%
Variable rate debt / total assets	35.0%	28.2%	25.1%	37.0%	37.3%
Secured fixed rate debt / total assets	1.0%	1.5%	1.6%	1.7%	1.7%
Total debt / total assets	36.0%	29.8%	26.7%	38.7%	39.0%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	12.0x	11.2x	11.3x	9.1x	9.7x
Total debt / annualized Adjusted EBITDA [2]	4.4x	3.7x	3.1x	4.4x	4.6x

[1] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

[2] See Exhibit B for calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to that amount. Adjustments were made to prior period amounts to conform to current period Adjusted EBITDA calculation.

CAPITAL EXPENDITURES SUMMARY

(amounts in thousands)

	For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Tenant improvements [1]	$ -	$ 142	$ 679	$ 656	$ 238
Leasing costs [2]	345	291	176	956	212
Building improvements [3]	71	345	137	71	14
Recurring capital expenditures	416	778	992	1,683	464
Development, redevelopment and other activities [4]	78	1,026	691	363	(295) [5]
Total capital expenditures	$ 494	$ 1,804	$ 1,683	$ 2,046	$ 169

[1] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs, such as brokerage commissions, legal costs and tenant inducements.

[3] Building improvements generally include: (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenues.

[5] Includes defective building materials received and accrued for during the fourth quarter of 2012 that were returned to the supplier during the first quarter of 2013.

ACQUISITIONS INFORMATION SINCE 1/1/2014

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Date Acquired	Location	Number of Properties	Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term in Years [3]	Percent Leased [4]	Tenant
4/1/2014	Naperville, IL	1	1	820	$ 187,500	$ 229	8.7%	15.0	100.0%	Tellabs, Inc.
4/9/2014	Mahwah, NJ	1	1	167	20,500	123	7.6%	9.1	100.0%	The NET-A-PORTER Group LLC
Total / Weighted Average		2	2	987	$ 208,000	$ 211	8.6%	14.5	100.0%	

(1) Represents the gross contract purchase price, excluding acquisition costs and purchase price allocations.

(2) Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases as of the date of acquisition, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the principal amount of any assumed debt and excluding acquisition related costs.

(3) Average remaining lease term in years is weighted based on rental revenues as of the date acquired.

(4) Percent leased as of the date acquired.

Former Damon Estate, Honolulu, HI
8 Properties (185 buildings, leasable land parcels and easements)
Approximate Square Feet: 9,600,000

PORTFOLIO INFORMATION



Honolulu CBD
Certain of the land parcels included in the former Damon Estate properties


SIR

PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended March 31, 2014		
Key Statistic	Hawaii Properties	Mainland Properties	Total
Number of properties	11	37	48
Percent of total	22.9%	77.1%	100.0%
Leasable buildings, land parcels and easements	229	49	278
Percent of total	82.4%	17.6%	100.0%
Total square feet	17,793	8,260	26,053
Percent of total	68.3%	31.7%	100.0%
Leased square feet	16,660	8,260	24,920
Percent leased	93.6%	100.0%	95.7%
Total revenues	$ 22,125	$ 30,903	$ 53,028
Percent of total	41.7%	58.3%	100.0%
NOI (1)	$ 17,517	$ 25,532	$ 43,049
Percent of total	40.7%	59.3%	100.0%

(1) See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE


SIR

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]	
	3/31/2014	3/31/2013
Number of Properties:		
Hawaii Properties	11	11
Mainland Properties	30	30
Total	41	41
Leasable buildings, land parcels and easements:		
Hawaii Properties	229	229
Mainland Properties	38	38
Total	267	267
Square Feet: [2]		
Hawaii Properties	17,793	17,773
Mainland Properties	6,819	6,819
Total	24,612	24,592
Percent Leased: [3]		
Hawaii Properties	93.6%	94.0%
Mainland Properties	100.0%	100.0%
Total	95.4%	95.7%
Total Revenues:		
Hawaii Properties	$ 22,125	$ 20,502
Mainland Properties	20,560	20,229
Total	$ 42,685	$ 40,731
NOI: [4]		
Hawaii Properties	$ 17,517	$ 16,282
Mainland Properties	17,155	17,384
Total	$ 34,672	$ 33,666
NOI % Change:		
Hawaii Properties	7.6%	
Mainland Properties	-1.3%	
Total	3.0%	

[1] Consists of properties that we owned continuously since January 1, 2013.

[2] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[3] Includes (i) space being fitted out for occupancy pursuant to leases, if any, and (ii) space that is leased but is not occupied or is being offered for sublease by tenants, if any.

[4] See Exhibit A for the calculation of NOI for all our properties and a reconciliation of that amount to net income determined in accordance with GAAP.


SIR

LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Properties	48	48	45	44	44
Leasable buildings, land parcels and easements	278	278	273	272	272
Total sq. ft. [(1)]	26,053	26,053	25,702	25,391	25,371
Square feet leased	24,920	24,883	24,564	24,242	24,312
Percentage leased	95.7%	95.5%	95.6%	95.5%	95.8%
Leasing Activity (Sq. Ft.):					
New leases	83	345	-	51	113
Renewals	123	299	72	1	3
Total	206	644	72	52	116
% Change in GAAP Rent: [(2)]					
New leases	48.4%	33.5%	0.0%	41.4%	62.1%
Renewals	-0.1%	5.3%	-12.8%	4.3%	-15.2%
Weighted average	20.0%	18.2%	-12.8%	38.0%	53.0%
Leasing Costs and Concession Commitments: [(3)]					
New leases	$ 572	$ 479	$ -	$ 432	$ 537
Renewals	8	31	32	5	10
Total	$ 580	$ 510	$ 32	$ 437	$ 547
Leasing Costs and Concession Commitments per Sq. Ft.: [(3)]					
New leases	$ 6.89	$ 1.39	$ -	$ 8.47	$ 4.75
Renewals	$ 0.07	$ 0.10	$ 0.44	$ 5.00	$ 3.33
Total	$ 2.82	$ 0.79	$ 0.44	$ 8.40	$ 4.72
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	13.7	12.6	-	16.4	6.8
Renewals	11.5	16.2	10.4	3.3	4.3
Total	12.4	14.3	10.4	16.0	6.8
Leasing Costs and Concession Commitments per Sq. Ft. per Year: [(3)]					
New leases	$ 0.50	$ 0.11	$ -	$ 0.52	$ 0.70
Renewals	$ 0.01	$ 0.01	$ 0.04	$ 1.52	$ 0.77
Total	$ 0.23	$ 0.06	$ 0.04	$ 0.53	$ 0.69

[(1)] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[(2)] Percent difference in prior rents charged for same space. Rents include estimated recurring expense reimbursements and exclude lease value amortization.

[(3)] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.


SIR

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

Property Type	Total Sq. Ft. [1] As of 3/31/2014	Sq. Ft. Leases Executed During the Three Months Ended 3/31/2014		
		New	Renewals	Total
Hawaii Properties	17,793	83	123	206
Mainland Properties	8,260	-	-	-
Total	26,053	83	123	206

Property Type	As of 12/31/2013	12/31/2013 % Leased [2]	Expired	New and Renewals	Acquisitions / (Sales)	As of 3/31/2014	3/31/2014 % Leased
	Sq. Ft. Leased						
Hawaii Properties	16,623	93.4%	(169)	206	-	16,660	93.6%
Mainland Properties	8,260	100.0%	-	-	-	8,260	100.0%
Total	24,883	95.5%	(169)	206	-	24,920	95.7%

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period, if any.


SIR

TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUES

(sq. ft. in thousands)

As of March 31, 2014

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]	Expiration
1	Bank of America, N.A.	Mainland Properties	554	2.2%	6.9%	1/31/2026
2	MeadWestvaco Corporation	Mainland Properties	311	1.2%	5.8%	6/30/2023
3	Orbital Sciences Corporation	Mainland Properties	337	1.4%	5.1%	6/30/2023
4	Cinram Group, Inc.	Mainland Properties	1,371	5.5%	4.5%	8/30/2032
5	Novell, Inc.	Mainland Properties	406	1.6%	3.9%	11/30/2024
6	The Southern Company	Mainland Properties	448	1.8%	2.4%	12/31/2018
7	Hawaii Independent Energy, LLC (formerly Tesoro)	Hawaii Properties	3,148	12.6%	2.1%	4/30/2019; 12/31/2019; 3/31/2024
8	Bookspan	Mainland Properties	502	2.0%	2.0%	9/23/2028
9	Vivint, Inc.	Mainland Properties	125	0.5%	1.8%	11/30/2024
10	Merkle Group, Inc.	Mainland Properties	120	0.5%	1.8%	5/31/2023
11	Micron Technology, Inc.	Mainland Properties	96	0.4%	1.7%	4/30/2020
12	Shurtape Technologies, LLC	Mainland Properties	645	2.6%	1.7%	5/28/2024
13	Servco Pacific, Inc.	Hawaii Properties	537	2.2%	1.7%	1/31/2029; 2/29/2032
14	Stratus Technologies, Inc.	Mainland Properties	287	1.2%	1.7%	5/31/2016
15	Colgate - Palmolive Company	Mainland Properties	142	0.6%	1.6%	1/31/2024
16	Ruckus Wireless, Inc.	Mainland Properties	96	0.4%	1.4%	11/30/2022
17	Hartford Fire Insurance Company	Mainland Properties	100	0.4%	1.4%	6/30/2021
18	Arrowhead General Insurance Agency, Inc.	Mainland Properties	95	0.4%	1.3%	7/31/2019
19	SunPower Corporation	Mainland Properties	129	0.5%	1.3%	4/30/2021
20	Safeway Stores, Inc.	Hawaii Properties	146	0.6%	1.3%	10/30/2018
21	Valassis Communications, Inc.	Mainland Properties	268	1.1%	1.2%	9/30/2023
22	BCI Coca-Cola Bottling Company	Hawaii Properties	351	1.4%	1.2%	12/31/2022; 7/31/2039
23	Sprint Nextel Corporation	Mainland Properties	140	0.6%	1.1%	7/31/2018
24	Manheim Services Corporation	Hawaii Properties	338	1.4%	1.1%	5/31/2016
25	Mattson Technology, Inc.	Mainland Properties	101	0.4%	1.0%	5/31/2017
26	Allied Building Products Corporation	Hawaii Properties	276	1.1%	1.0%	12/31/2028
	Total		11,069	44.6%	58.0%	

[1] Pursuant to existing leases as of March 31, 2014 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of March 31, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.


SIR

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	Total as of 3/31/2014	2014	2015	2016	2017 and Thereafter
Lease Expirations:					
Hawaii Properties:					
Total sq. ft.	17,793				
Leased sq. ft. (1)	16,660	226	320	550	15,564
Percent		1.4%	1.9%	3.3%	93.4%
Annualized rental revenue (2)	$ 79,956	$ 1,139	$ 2,316	$ 3,550	$ 72,951
Percent		1.4%	2.9%	4.4%	91.3%
Mainland Properties:					
Total sq. ft.	8,260				
Leased sq. ft. (1)	8,260	-	248	557	7,455
Percent		0.0%	3.0%	6.7%	90.3%
Annualized rental revenue (2)	$ 123,104	$ -	$ 3,475	$ 5,250	$ 114,379
Percent		0.0%	2.8%	4.3%	92.9%
Total:					
Total sq. ft.	26,053				
Leased sq. ft. (1)	24,920	226	568	1,107	23,019
Percent		0.9%	2.3%	4.4%	92.4%
Annualized rental revenue (2)	$ 203,060	$ 1,139	$ 5,791	$ 8,800	$ 187,330
Percent		0.6%	2.9%	4.3%	92.2%

(1) Pursuant to existing leases as of March 31, 2014 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

(2) Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of March 31, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)

Period / Year	Number of Tenants with Expiring Leases	Rented Square Feet Expiring [1]	% of Total Rented Square Feet Expiring [1]	Cumulative % of Total Rented Square Feet Expiring [1]	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring [2]	Cumulative % of Total Annualized Rental Revenue Expiring [2]
4/1/2014 - 12/31/2014	16	226	0.9%	0.9%	$ 1,139	0.6%	0.6%
2015	25	568	2.3%	3.2%	5,791	2.9%	3.5%
2016	23	1,107	4.4%	7.6%	8,800	4.3%	7.8%
2017	11	415	1.7%	9.3%	5,906	2.9%	10.7%
2018	14	1,483	6.0%	15.3%	14,862	7.3%	18.0%
2019	16	1,811	7.3%	22.6%	7,033	3.5%	21.5%
2020	5	318	1.3%	23.9%	4,276	2.1%	23.6%
2021	7	795	3.2%	27.1%	7,508	3.7%	27.3%
2022	67	3,063	12.3%	39.4%	23,365	11.5%	38.8%
2023	10	1,335	5.4%	44.8%	32,872	16.2%	55.0%
Thereafter	85	13,799	55.2%	100.0%	91,508	45.0%	100.0%
Total	279	24,920	100.0%		$ 203,060	100.0%	
Weighted average remaining lease term (in years)		11.9			10.6		

(1) Rented square feet is pursuant to existing leases as of March 31, 2014, and includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

(2) Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of March 31, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.


SIR

HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)

Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Number of leases subject to resets	18	5	2	2	17
Square feet	592	254	77	69	704
Percent change in GAAP rent [1]	50.8%	43.3%	29.4%	57.0%	50.1%

Scheduled Hawaii Land Rent Resets:

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [2]
Resets open from prior periods	16 [3]	930	$ 3,780 [4]
4/1/2014 - 12/31/2014	4	2,679	4,195
2015	6	666	2,367
2016	-	-	-
2017 and Thereafter	61	4,664	24,615
Total	87	8,939	$ 34,957

[1] Percent difference in prior rents charged for same space. Reset rents include estimated recurring expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of March 31, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

[3] Includes leases subject to reset in prior periods that remain under negotiation or subject to arbitration proceedings to determine the reset amounts.

[4] Amount includes rents currently being paid, excluding rent resets not yet established. However, rental income in our condensed consolidated statement of income includes an accrual for estimated rental rate adjustments.


501 South 5th Street, Richmond, VA
Square Feet: 310,950
Tenant: MeadWestvaco

EXHIBITS

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)

EXHIBIT A

(dollars in thousands)

	For the Three Months Ended	
	3/31/2014	3/31/2013
Calculation of NOI:		
Rental Income	$ 45,063	$ 37,458
Tenant reimbursements and other income	7,965	6,402
Real estate taxes	(5,452)	(4,626)
Other operating expenses	(4,527)	(3,248)
NOI	$ 43,049	$ 35,986
Reconciliation of NOI to Net Income:		
NOI	$ 43,049	$ 35,986
Depreciation and amortization	(9,294)	(6,665)
Acquisition related costs	(238)	(533)
General and administrative	(5,176)	(2,719)
Operating income	$ 28,341	$ 26,069
Interest expense	(3,358)	(3,473)
Gain on early extinguishment of debt	243	-
Income tax expense	(71)	(40)
Equity in earnings (loss) of an investee	(97)	76
Net Income	$ 25,058	$ 22,632

We calculate NOI as shown above. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI to evaluate individual and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION OF EBITDA AND ADJUSTED EBITDA

(dollars in thousands)

EXHIBIT B

	For the Three Months Ended	
	3/31/2014	3/31/2013
Net income	$ 25,058	$ 22,632
Plus: interest expense	3,358	3,473
Plus: income tax expense	71	40
Plus: depreciation and amortization	9,294	6,665
EBITDA	37,781	32,810
Plus: acquisition related costs	238	533
Plus: non-cash G&A expenses paid in common shares	2,399	353
Less: gain on early extinguishment of debt	(243)	-
Adjusted EBITDA	$ 40,175	$ 33,696

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

SIR

EXHIBIT C

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2014	3/31/2013
Net income	$ 25,058	$ 22,632
Plus: depreciation and amortization	9,294	6,665
FFO	34,352	29,297
Plus: acquisition related costs	238	533
Plus: estimated business management incentive fees [1]	2,038	196
Less: gain on early extinguishment of debt	(243)	-
Normalized FFO	$ 36,385	$ 30,026
Weighted average common shares outstanding	49,841	39,283
FFO per share	$ 0.69	$ 0.75
Normalized FFO per share	$ 0.73	$ 0.76

[1] Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated: (i) prior to 2014 based upon increases in annual FFO per share, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense each quarter. Although we recognize this expense each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. Adjustments were made to prior period amounts to conform to current period Normalized FFO calculation.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, estimated business management incentive fees and gain on early extinguishment of debt. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement and term loan agreement, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PROPERTY DETAIL

As of March 31, 2014

(dollars and square feet in thousands)

EXHIBIT D

	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired [3]	Weighted Average Year Built or Substantially Renovated [4]
1.	Inverness Center	Birmingham	AL	3	Mainland Properties	Building	448	100.0%	$ 4,803	$ 36,631	$ 33,939	12/9/2010	1985
2.	Cinram Distribution Center	Huntsville	AL	1	Mainland Properties	Building	1,371	100.0%	9,210	73,001	70,334	8/31/2012	2007
3.	Regents Center	Tempe	AZ	2	Mainland Properties	Building	101	100.0%	1,481	13,246	8,424	6/30/1999	1988
4.	Campbell Place	Carlsbad	CA	2	Mainland Properties	Building	95	100.0%	2,589	21,298	20,626	9/21/2012	2007
5.	Folsom Corporate Center	Folsom	CA	1	Mainland Properties	Building	96	100.0%	3,493	28,954	26,882	12/17/2010	2009
6.	Bayside Technology Park	Fremont	CA	1	Mainland Properties	Building	101	100.0%	2,125	10,581	9,963	3/19/2009	1990
7.	North First Street	San Jose	CA	1	Mainland Properties	Building	64	100.0%	1,893	14,121	14,072	12/23/2013	2013
8.	Rio Robles Drive	San Jose	CA	3	Mainland Properties	Building	186	100.0%	4,405	44,925	44,748	12/23/2013	2011
9.	350 West Java Drive	Sunnyvale	CA	1	Mainland Properties	Building	96	100.0%	2,940	24,012	23,571	11/15/2012	2012
10.	333 Inverness Drive South	Englewood	CO	1	Mainland Properties	Building	140	100.0%	2,249	15,446	14,902	6/15/2012	1998
11.	2 Tower Drive	Wallingford	CT	1	Mainland Properties	Building	62	100.0%	396	3,643	3,233	10/24/2006	1978
12.	1 Targeting Center	Windsor	CT	1	Mainland Properties	Building	97	100.0%	1,119	9,076	8,775	7/20/2012	1999
13.	235 Great Pond Road	Windsor	CT	1	Mainland Properties	Building	171	100.0%	1,383	11,869	11,475	7/20/2012	2004
14.	2100 NW 82nd Ave	Miami	FL	1	Mainland Properties	Building	37	100.0%	176	1,842	1,289	3/19/1998	2013
15.	King Street Ground Lease	Honolulu	HI	1	Hawaii Properties	Land	21	100.0%	234	1,342	1,342	12/5/2003	-
16.	Mapunapuna Ground Leases	Honolulu	HI	129	Hawaii Properties	Land	6,541	99.9%	43,283	344,428	341,940	12/5/2003;11/21/2012	-
17.	Safeway Shopping Center	Honolulu	HI	3	Hawaii Properties	Land	158	100.0%	2,649	11,598	11,546	12/5/2003	-
18.	Salt Lake Shopping Center	Honolulu	HI	2	Hawaii Properties	Land	334	100.0%	1,304	9,660	9,660	12/5/2003	-
19.	Sand Island Ground Leases	Honolulu	HI	41	Hawaii Properties	Land	2,189	97.4%	14,479	94,225	94,212	12/5/2003	-
20.	Sand Island Buildings	Honolulu	HI	7	Hawaii Properties	Building	274	95.8%	3,876	36,378	31,745	12/5/2003;11/23/2004	1974
21.	Waiwai Ground Leases	Honolulu	HI	2	Hawaii Properties	Land	45	100.0%	353	2,567	2,450	12/5/2003	-
22.	Campbell Buildings	Kapolei	HI	5	Hawaii Properties	Building	285	89.3%	2,707	23,828	20,427	6/15/2005	1978
23.	Campbell Easements	Kapolei	HI	3	Hawaii Properties	Land	-	-	- [5]	10,496	10,496	6/15/2005	-
24.	Campbell Ground Leases	Kapolei	HI	35	Hawaii Properties	Land	7,901	87.0%	10,881	102,894	102,771	6/15/2005	-
25.	Waipahu Ground Lease	Waipahu	HI	1	Hawaii Properties	Land	44	100.0%	188	717	717	12/5/2003	-
26.	951 Trails Road	Eldridge	IA	1	Mainland Properties	Building	172	100.0%	867	8,326	6,969	4/2/2007	2001
27.	2300 N 33rd Ave	Newton	IA	1	Mainland Properties	Building	317	100.0%	1,377	13,899	12,013	9/29/2008	2008
28.	440 North Fairway Drive	Vernon Hills	IL	1	Mainland Properties	Building	100	100.0%	1,678	13,977	13,854	10/15/2013	2009
29.	Capitol Tower	Topeka	KS	1	Mainland Properties	Building	144	100.0%	3,265	17,321	16,656	7/30/2012	2006
30.	The Atrium at Circleport II	Erlanger	KY	1	Mainland Properties	Building	86	100.0%	1,085	12,514	9,878	6/30/2003	1999

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of March 31, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

(3) Date acquired is the date we acquired the property or the date CWH acquired the property for those properties that CWH, our former parent company, contributed to us in February 2012 in connection with our initial public offering.

(4) Weighted based on square feet.

(5) Excludes annual tenant percentage rent generally received and recognized during the first quarter of each year for the previous year.


SIR

PROPERTY DETAIL (CONTINUED)

As of March 31, 2014

(dollars and square feet in thousands)

EXHIBIT D

	Property	City	State	Number of Buildings & Contiguous Land Parcels (1)	Property Type		Square Feet	% Leased	Annualized Rental Revenue (2)	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired (3)	Weighted Average Year Built or Substantially Renovated (4)
31.	300 and 330 Billerica Road	Chelmsford	MA	2	Mainland Properties	Building	209	100.0%	2,456	17,781	16,945	1/18/2011;9/27/2012	2001
32.	111 Powdermill Road	Maynard	MA	1	Mainland Properties	Building	287	100.0%	3,377	29,883	25,263	3/30/2007	1990
33.	7001 Columbia Gateway Drive	Columbia	MD	1	Mainland Properties	Building	120	100.0%	3,602	28,292	27,524	12/21/2012	2008
34.	3550 Green Court	Ann Arbor	MI	1	Mainland Properties	Building	82	100.0%	1,625	13,019	12,727	12/21/2012	1998
35.	8687 Carling Road	Liverpool	NY	1	Mainland Properties	Building	38	100.0%	739	5,564	4,564	1/6/2006	2007
36.	1212 Pittsford - Victor Road	Pittsford	NY	1	Mainland Properties	Building	55	100.0%	1,063	4,748	3,497	11/30/2004	2003
37.	500 Canal View Boulevard	Rochester	NY	1	Mainland Properties	Building	95	100.0%	1,525	15,145	11,886	1/6/2006	1997
38.	32150 Just Imagine Drive	Avon	OH	1	Mainland Properties	Building	645	100.0%	3,479	25,480	22,667	5/29/2009	2000
39.	501 Ridge Avenue	Hanover	PA	1	Mainland Properties	Building	502	100.0%	4,002	27,030	23,951	9/24/2008	1965
40.	16001 North Dallas Parkway	Addison	TX	2	Mainland Properties	Building	554	100.0%	14,061	105,274	102,501	1/16/2013	1996
41.	Research Park	Austin	TX	2	Mainland Properties	Building	149	100.0%	2,019	15,108	10,087	6/16/1999	1999
42.	4421 W. John Carp. Freeway	Irving	TX	1	Mainland Properties	Building	54	100.0%	634	5,974	3,800	3/19/1998	1995
43.	3600 Wiseman Boulevard	San Antonio	TX	1	Mainland Properties	Building	100	100.0%	2,837	15,384	15,080	3/19/2013	2004
44.	1800 Novell Place	Provo	UT	1	Mainland Properties	Building	406	100.0%	7,940	85,640	82,021	6/1/2012	2000
45.	4885-4931 North 300 West	Provo	UT	2	Mainland Properties	Building	125	100.0%	3,650	29,338	28,635	2/28/2013	2009
46.	501 South 5th Street	Richmond	VA	1	Mainland Properties	Building	311	100.0%	11,817	123,672	121,613	7/2/2013	2009
47.	Orbital Sciences Campus	Sterling	VA	3	Mainland Properties	Building	337	100.0%	10,318	72,113	70,038	11/29/2012	2000
48.	181 Battaile Drive	Winchester	VA	1	Mainland Properties	Building	308	100.0%	1,428	14,341	11,781	4/20/2006	1987
				278			26,053	95.7%	$ 203,060	$ 1,646,601	$ 1,573,489		

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of March 31, 2014, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

(3) Date acquired is the date we acquired the property or the date CWH acquired the property for those properties that CWH, our former parent company, contributed to us in February 2012 in connection with our initial public offering.

(4) Weighted based on square feet.